EXHIBIT(a)(9)
[Intervoice Letterhead]
August 4, 2008
[Insert Merge Field (Name)]
<US Payroll Employees or Non Employee Board Members>
[Insert Merge Field (Address)]
[Insert Merge Fields (City, ST Zip]
<Non US Payroll Employees>
[Insert Merge Field (Office Location)]
Re:      Cancellation of Stock Options, RSUs and PBRSUs in connection with Acquisition by Convergys
Dear [Insert Merge Field (First Name)]:
     This letter is being furnished to you as a holder of Intervoice stock options, restricted stock units (RSUs) and/or performance-based restricted stock units (PBRSUs) under our stock option and stock incentive plans. The stock options, RSUs and/or PBRSUs held by you are listed on the attached Exhibit A to this letter.
     As you are aware, Convergys Corporation, its acquisition subsidiary and Intervoice entered into an Agreement and Plan of Merger on July 15, 2008 (the “Merger Agreement”), which provides that Convergys will acquire us subject to the terms of the Merger Agreement. The specific legal structure for this transaction is a cash tender offer by Convergys’s acquisition subsidiary for all of our outstanding common stock, which will be followed by a merger of Convergys’s subsidiary into us. The tender offer is initially set to expire at 8:00 a.m. Eastern time on August 29, 2008, but it could be extended. The merger is to occur as soon as practicable after the tender offer closing. At the time of the merger, each share of our common stock that is outstanding immediately prior to the merger will be converted into the right to receive $8.25 in cash (without interest), which is the same price as is being paid in the tender offer.
     The terms and conditions of the merger and tender offer and other important information are discussed in a Schedule 14D-9 filed by Intervoice with the Securities and Exchange Commission on August 1, 2008, and you may obtain a copy of the Schedule 14D-9 from the Human Resources Department or at www.intervoice.com, under investor relations.
     The Merger Agreement requires us to take steps to cancel all outstanding options, RSUs and PBRSUs, whether vested or unvested, at the effective time of the merger in exchange for the right to receive a cash payment (as determined under the Merger Agreement). If you hold options, RSUs and/or PBRSUs granted to you under our 2005 and 2007 Stock Incentive Plans, these plans permit us to cancel and settle your outstanding options, RSUs and/or PBRSUs in exchange for payment by us in an amount determined in accordance with the plans. With respect to all other plans and for tax reasons, we are requesting that you acknowledge and agree to cancel your awards and award agreements to settle all of your outstanding awards. We have listed all of your options, RSUs and/or PBRSUs on Exhibit A so that you have a complete picture of your holdings.
     For each of your options that has an exercise price less than $8.25, your cash payment will equal (1) the excess of $8.25 over the per share exercise price of such option, multiplied by (2) the number of shares of our common stock covered by such option. This payment will be net of any applicable withholding tax. For any of your options that have a per share exercise price of $8.25 or more, you will not receive any payment, and the option will be cancelled. The cash payment for cancellation of your options will be paid within five business days following the effective time of the merger.

     For your RSUs and PBRSUs, the cash payment will equal (1) $8.25, multiplied by (2) the number of units covered by your RSUs and PBRSUs, less applicable withholding tax.
     The payment for each of your RSUs and PBRSUs generally will be made within five business days following the effective date of the merger or on January 2, 2009, based on plan provisions and certain requirements under the Internal Revenue Code. The cash payment for cancellation of your RSUs and PBRSUs that are not subject to the U.S. tax law governing nonqualified deferred compensation, Section 409A of the Internal Revenue Code, (all awards granted under our 2007 Stock Incentive Plan, all PBRSUs granted under our 2005 Stock Incentive Plan, RSUs granted under our 2005 Stock Incentive Plan on or after July 2, 2007 unless otherwise indicated on Exhibit A, and awards held by individuals who are not subject to U.S. income tax) will be paid within five business days following the effective time of the merger. The cash payment for RSUs that are subject to Section 409A of the Internal Revenue Code (RSUs granted under our 2005 Stock Incentive Plan before July 2, 2007 unless otherwise indicated on Exhibit A and held by individuals who are subject to U.S. income tax) will be paid on January 2, 2009, unless the payout of your RSUs or PBRSUs is due before that date under the terms and conditions of your RSU or PBRSU award agreement and the plan under which the award was granted. To make this clear we have indicated on Exhibit A each individual award that is subject to 409A.
     In order to become entitled to receive the applicable cash payment (if any) for your options, RSUs and/or PBRSUs, we must receive this letter with your signature below (and your initials on Exhibit A) before August 22 2008.
     By signing this letter below, you are agreeing that:
•	the information on the attached Exhibit A correctly and completely sets forth each and every Intervoice option, RSU and PBRSU to which you hold any rights;

•	you own all your Intervoice options, RSUs and PBRSUs listed on Exhibit A freely, there are no liens or encumbrances on them;

•	you agree not to exercise any option during the period beginning on the date on which you execute this letter and ending on the first to occur of the effective time of the merger or the termination of the Merger Agreement;

•	effective as of the time of the merger, all of your outstanding (i) options and option agreements between you and us, (ii) RSUs and RSU award agreements between you and us, and (iii) PBRSUs and PBRSU award agreements between you and us, are cancelled, and you release all of your right, title and interest with respect to your options, RSUs and/or PBRSUs other than the right to receive the applicable cash amount, if any, as provided in the Merger Agreement and described above;

•	we are not required to make any payments to you with respect to any options, RSUs or PBRSUs, as applicable, that are not outstanding (whether vested or unvested) immediately prior to the effective time of the merger, as determined in accordance with the terms of the applicable plan and your award agreement(s), which would occur, for example, if an award expires or an unvested award is forfeited in accordance with its terms or the terms of the plan before the effective time of the merger;

•	if you are an employee, your cash payment, if any, for your options, RSUs and PBRSUs will be paid in the same method as your regular payroll (electronic fund transfer (EFT) or manual check). However, U.S. payroll employees who are on EFT, may elect to receive a manual check by emailing Helen Arvesen on or before August 22, 2008;

•	if you are a non employee board member, your cash payment, if any, for your options will be paid by manual check; and

•	upon payment to you of the applicable cash amount, if any, all obligations to you with respect to your options and option award agreements, RSUs and RSU award agreements, and PBRSUs and PBRSU award agreements will be fully satisfied.

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     In order to become entitled to receive the applicable cash payment (if any) due with respect to your Intervoice options, RSUs and/or PBRSUs, please:
•	initial Exhibit A; and

•	sign this letter below and return your signed original (together with the initialed Exhibit A) to us as quickly as possible following your receipt of this letter, but no later than August 22, 2008.
     A meeting will be held on Friday, August 8, 2008 to further review and discuss this letter, your right to receive payment for your options (with an exercise price less than $8.25), RSUs and PBRSUs, and to answer your questions.

All the best, INTERVOICE, INC.
By:
H. Don Brown
Senior Vice President Human Resources & Real Estate

I agree (i) that both the representations and warranties stated above and the information on Exhibit A are true, correct and complete and (ii) with the terms of this letter with respect to my options, RSUs and PBRSUs. I also agree that Intervoice and Convergys Corporation may rely upon this letter and my representations and agreements that I have made.

Name: [Insert Merge Field]
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Convergys Corporation has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Intervoice and the transaction can be obtained by all Intervoice shareholders, option holders and restricted stock unit holders, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.

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Exhibit A
PLEASE INITIAL THE BOTTOM OF THIS PAGE AND RETURN IT TO US WITH YOUR SIGNED COPY OF THE LETTER.
Part 1 – Personal Information

Name: [Insert Merge Field]	ID Number: [Insert Merge Field]
Address: [Insert Merge Field]
Part 2 – Intervoice, Inc. Equity Grant Summary

	Type			No. of	Gross	Subject
	of			Shares/Units	Cash	to
Plan	Award	Grant Date	Grant Price	Remaining	Payment	409A
[Insert	[Insert	[Insert	[Insert	[Insert Merge	[Insert Merge	[Insert
Merge	Merge	Merge Field]	Merge Field]	Field]	Field]	Merge Field]
Field]	Field]
NOTE: In general, if your employment with Intervoice and its affiliates terminates before the effective time of the merger, your unvested awards will be forfeited and you will not be entitled to receive payment for them. For certain awards granted under our 2005 and 2007 Stock Incentive Plans, however, if your employment is (or has been) involuntarily terminated other than for Cause (as defined in the plan) or voluntarily terminated with Good Reason (as defined in the plan) before the effective time of the merger, you will be entitled to receive payment for your unvested awards granted under the plan that normally would have been forfeited on your termination date, but only if your termination occurs (or occurred) within the period beginning 90 days before (and ending one year after) the Corporate Change with Convergys. If your termination occurs prior to this period, these awards will not be treated as outstanding and you will not be entitled to receive payment for them. In general, a Corporate Change will occur when Convergys acquires beneficial ownership of 50% or more of our common stock.
                    Please initial.
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